                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 9
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                     MICRON TECHNOLOGY, INC.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                            595112-4
                         (CUSIP Number)

                     Jacques K. Meguire, Esq.
                       Kenda K. Tomes, Esq.
                  SONNENSCHEIN NATH & ROSENTHAL
                        8000 Sears Tower
                     Chicago, Illinois  60606
                    Telephone:  (312) 876-8000
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                         July 29, 1996
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                (Continued on following page(s))

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.R. Simplot Company
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       [00]
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Nevada
_________________________________________________________________
                                :
                                :  7  SOLE VOTING POWER
                                :     18,699,000
                                :________________________________
                                :
                                :  8  SHARED VOTING POWER
                                :     -0-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     18,699,000
                                :________________________________
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     -0-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,299,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     12.6%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               CO
________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Simplot Canada Limited
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       [WC]
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Canada
_________________________________________________________________
                                :
                                :  7  SOLE VOTING POWER
                                :     2,600,000
                                :
                                :
                                :  8  SHARED VOTING POWER
                                :     -0-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     -0-
                                :________________________________
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     -0-
________________________________:

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,600,000 (Aggregate amount also included in aggregate amount beneficially owned by J.R. Simplot Company)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.3%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               CO
_________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John R. Simplot
     ###-##-####
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                           (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                :
                                :  7  SOLE VOTING POWER
                                :     13,040,100
                                :________________________________
                                :
                                :  8  SHARED VOTING POWER
                                :     22,400
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     13,040,100
                                :________________________________
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     22,400
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,062,500
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.2%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.R. Simplot Self-Declaration of Revocable Trust dated
     December 21, 1989
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Idaho
_________________________________________________________________
                                :
                                :  7  SOLE VOTING POWER
                                :     917,651
                                :
                                :
                                :  8  SHARED VOTING POWER
                                :     -O-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     917,651
                                :
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     -O-
________________________________:________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      917,651 (Aggregate amount also included in aggregate amount beneficially owned by Mr. John R. Simplot)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.4%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               OO
_________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JRS Properties L.P.
     EIN #82-0485383
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Idaho
_________________________________________________________________
                                :
                                :  7  SOLE VOTING POWER
                                :     12,122,449
                                :________________________________
                                :
                                :  8  SHARED VOTING POWER
                                :     -O-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     12,122,449
                                :________________________________
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     -O-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,122,449 (Aggregate amount also included in aggregate

     amount beneficially owned by Mr. John R. Simplot)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.8%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               PN
_________________________________________________________________

     This Amendment No. 9 to Schedule 13D (the "Schedule 13D") is being filed on behalf of John R. Simplot ("Mr. Simplot"), J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Revocable Trust"), JRS Properties L.P. (the "Partner-ship"), J.R. Simplot Company (the "Company") and Simplot Canada Limited ("SCL") to further amend the Schedule 13D as originally filed on February 20, 1992, as subsequently amended and restated by Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed on November 29, 1995 by the Company, SCL, Mr. Simplot, the Revocable Trust and the Partnership (collectively the "Reporting Persons") and as subsequently amended. Capitalized terms used herein and not otherwise defined have the same meanings as provided in Amendment No. 4.

Item 5. Interest in Securities of the Issuer, is hereby amended and restated to read in full as follows:

     (a)-(b) The Company beneficially owns an aggregate of 26,299,000 shares of Common Stock of Micron Technology, Inc. ("Micron"). Such shares represent 12.6% of the outstanding Common Stock (based on the number of shares outstanding as reported on Micron's Form 10-Q for the quarter ended May 30, 1996 (the "Micron 10-Q")). Such shares consist of (x) 18,699,000 shares of Common Stock held by the Company as to which (i) 7,600,000 shares the Company has no voting power and has sole dispositive power, and (ii) 11,099,000 shares of Common Stock as to which the Company has sole voting power and sole dispositive power, (y) 5,000,000 shares of Common Stock (the "JRS Shares") which are subject to the JRS Pledge (as described in Item 6) and as to which the Company has sole voting power and no dispositive power, and (z) 2,600,000 shares of Common Stock which are subject to the SCL Pledge (as described below) and as to which the Company has the power to direct the vote, but no power to direct the disposition. Under the JRS Pledge (described in Item 6 below), the Company has the power to reclaim possession of, and dispositive power over, the JRS Shares by substitution of alter-native collateral for the JRS Shares, either (i) with the consent of Canadian Imperial Bank of Commerce ("CIBC") or (ii) without the consent of CIBC, if the substituted collateral consists of cash or U.S. Treasury obligations in an amount and with maturity dates which satisfies certain requirements. The Company dis-claims beneficial ownership of the shares of Common Stock held by each other Reporting Person other than SCL.

     As previously reported under Item 5(a) to Amendment No. 5 to
Schedule 13D filed on June 28, 1996 on behalf of the Company and SCL ("Amendment No. 5"), SCL beneficially owns an aggregate of 2,600,000 shares of Common Stock of Micron (the "SCL Shares"). The SCL Shares represent 1.3% of the outstanding Common Stock (based on the number of shares outstanding as reported on the Micron 10-Q). As previously reported under Item 5(a) to Amend-ment No. 5, SCL has the sole power to direct the vote of the SCL Shares, but does not have the power to dispose of, or direct the disposition of, any shares of Common Stock. As previously reported under Item 6 to Amendment No. 5, the SCL Shares are subject to a pledge between SCL and CIBC (the "SCL Pledge"). Under the SCL Pledge, SCL has the power to reclaim possession of, and dispositive power over, the SCL Shares by substitution of alternative collateral for the SCL Shares, subject to the prior written consent of CIBC. SCL disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     Mr. Simplot beneficially owns an aggregate of 13,062,500 shares of Common Stock of Micron consisting of 917,600 shares held in the Revocable Trust, 12,122,449 shares held by the Partnership, 51 shares held by the S-Sixteen Partnership, 22,400 shares held in joint tenancy with his spouse. Mr. Simplot has the sole power to direct the disposal of, and the sole power to direct the vote of, 13,040,100 shares of Common Stock.
Mr. Simplot shares with his spouse the power to direct the disposal of, and to direct the vote of, 22,400 shares of Common Stock. Such 13,062,500 shares represent 6.2% of the outstanding Common Stock (based on the number of shares outstanding as reported on the Micron 10-Q). As previously reported under Item 5 to Amendment No. 4, Mr. Simplot (i) is the founder of the Company, (ii) retired from the position of a director and Chair-man of the Board of the Company on April 4, 1994 and has not been an officer or a director of the Company since that date, (iii) is neither an officer nor a director of SCL, and (iv) does not own any voting shares of either the Company or SCL. Mr. Simplot dis-claims beneficial ownership of the shares of Common Stock held by the Company or SCL.

     The Revocable Trust beneficially owns an aggregate of 917,651 shares of Common Stock, consisting of (x) 917,600 shares held in the Revocable Trust and (y) 51 shares held by the S-Sixteen Partnership. Mr. Simplot, as sole trustee of the Revocable Trust, has the sole power to direct the disposal of, and the sole power to direct the vote of, the 917,651 shares of Common Stock. Such shares represent 0.4% of the outstanding Common Stock (based on the number of shares outstanding as reported on the Micron 10-Q). The Revocable Trust disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     As previously reported under Item 5(a) to Amendment No. 7 to
Schedule 13D filed on July 12, 1996 on behalf of the Company, Mr. Simplot, the Revocable Trust and the Partnership ("Amendment No. 7"), the Partnership beneficially owns 12,122,449 shares of Common Stock. Mr. Simplot, as general partner of the Partner-ship, has the sole power to direct the disposal of, and the sole power to direct the vote of, the 12,122,449 shares of Common Stock. Such shares represent 5.8% of the outstanding Common Stock (based on the number of shares outstanding as reported on the Micron 10-Q). The Partnership disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     (c) On July 29, 1996, the Company entered into an agreement with CIBC (the "JRS Forward") for the sale of the JRS Shares to CIBC pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and the Company (the "JRS Master Agreement"), with delivery of the JRS Shares to be made to CIBC on July 29, 2003 or sooner upon the occurrence of certain events (the "JRS Termination Date"). The purchase price for the JRS Shares to be paid by CIBC to the Company is approximately $154,727,250.10 (approximately $30.94 per share) if the JRS Termination Date occurs on July 29, 2003, and is subject to reduction if the JRS Termination Date occurs at an earlier date. The Company understands that CIBC Wood Gundy Securities Corp., an affiliate of CIBC ("Wood Gundy"), has hedged CIBC's anticipated obligations under the JRS Forward sale.

     As previously reported under Item 5(c) to Amendment No. 5, on June 28, 1996, SCL entered into an agreement with CIBC (the "SCL Forward") for the SCL Shares to CIBC pursuant to an Inter-national Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and SCL, with delivery of the SCL Shares to be made to CIBC on June 27, 2003 or sooner upon the occurrence of certain events (the "SCL Termina-tion Date"). The purchase price for the SCL Shares to be paid by CIBC to SCL is Canadian $136,357,382.08 if the SCL Termination Date occurs in June 2003, and is subject to reduction if the SCL Termination Date occurs at an earlier date. Based on the ex-change rate prevailing on June 28, 1996, this purchase price represented approximately $99.9 million (approximately $38.42 per share) in United States dollars payable in June 2003. SCL understands that Wood Gundy has hedged CIBC's anticipated obliga-tions under the SCL Forward.

     On July 9, 1996, Ms. Gay Simplot, a director of the Company, sold 65,000 shares of Common Stock in public sales on the New
York Stock Exchange and the Chicago Stock Exchange at the follow-ing prices (before brokerage commissions):

          No. of shares       Price per share
          =============       ===============

                5,000              23.500
               25,000              23.250
                5,000              23.500
                5,000              23.500
                5,000              23.500
                5,000              23.375
                5,000              23.375
                5,000              23.375
                5,000              23.375
                5,000              23.500

After giving effect to such sales, Ms. Simplot beneficially owns
55,250 shares of Common Stock.

     On July 17, 1996, in order to reduce its exposure under previously reported margin loans, the Revocable Trust sold an aggregate of 800,000 shares of Common Stock in public sales on the New York Stock Exchange and the Chicago Stock Exchange at the following prices (before brokerage commissions):

          No. of shares       Price per share
          =============       ===============
               50,000              20.000
                6,300              19.875
               25,000              19.750
               25,000              19.625
              155,000              19.500
               23,700              19.000
               40,000              18.875
              125,000              18.750
              175,000              18.625
               25,000              18.500
               60,000              18.375
               50,000              18.125
               60,000              18.000

     Such sales were in addition to the previously reported public sales of 4,200,000 shares of Common Stock on the New York Stock Exchange and the Chicago Stock Exchange by the Revocable Trust on July 11, 1996. As previously reported under Item 5(c) to Amendment No. 7, the Revocable Trust had sold such shares at the following prices (before brokerage commissions):

          No. of shares       Price per share
          =============       ===============

                25,000             $24.00
                50,000             $23.75
               195,000             $23.625
                37,400             $23.50
               142,600             $23.125
               120,000             $23.00
               288,300             $22.875
                79,100             $22.75
               202,600             $22.625
               461,300             $22.50
                73,700             $22.375
               325,000             $22.25
                50,000             $22.125
               200,000             $22.00
                54,100             $21.875
                95,400             $21.75
                30,000             $21.625
               128,500             $21.50
                 7,000             $21.375
               144,400             $21.25
               190,600             $21.00
               325,000             $20.75
                77,000             $20.625
               308,000             $20.50
               590,000             $20.375

     (d)  Under the JRS Forward, CIBC is entitled to receive
(i) the entire amount of any dividend on the JRS Shares that exceeds $0.50 per share and (ii) non-cash distributions on the JRS Shares (excluding stock splits, stock dividends and the like).

     Under an agreement between the Company and CIBC dated July 29, 1996 (the "JRS Dividend Swap"), pursuant to an agreement between the Company and CIBC dated June 28, 1996 (the "Dividend Swap") pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and the Company, (i) CIBC has agreed to pay to the Company an amount equal to $250,000 within three business days after each payment of any dividend by Micron prior to the termi-nation of the JRS Dividend Swap, and (ii) the Company agreed to pay to CIBC an amount equal to the product of (x) 5,000,000 and
(y) the per share amount of any dividend (but only in respect of dividends of $0.50 or less per share) paid by Micron on the Common Stock prior to the termination of the JRS Dividend Swap. In addition, on July 29, 1996, under a separate provision of the JRS Dividend Swap, CIBC paid the Company $138,993.

     As previously reported under Item 5(d) to Amendment No. 5, under the SCL Forward, CIBC is entitled to receive (i) the entire amount of any dividend on the SCL Shares that exceeds $0.50 per share and (ii) non-cash distributions on the SCL Shares (exclud-ing stock splits, stock dividends and the like). As previously reported under Item 5(c) to Amendment No. 5, under an agreement between the Company and CIBC dated June 28, 1996 pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and the Compa-ny, (i) CIBC has agreed to pay to the Company an amount equal to $90,170.79 within three business days after each payment of any dividend by Micron prior to the SCL Termination Date, and (ii) the Company agreed to pay to CIBC an amount equal to the product of (x) 2,600,000 and (y) the per share amount of any dividend (but only in respect of dividends of $0.50 or less per share) paid by Micron on the Common Stock prior to the SCL Termination Date.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer, is hereby amended by adding the following thereto:

     To secure the Company's obligations under the JRS Forward, the JRS Dividend Swap and under a loan agreement between the Company and CIBC dated July 29, 1996 (the "JRS Loan Agreement") pursuant to which the Company borrowed from CIBC on such date $95,106,489.47 (the "Loan") on a nonrecourse basis, the Company pledged the JRS Shares to CIBC pursuant to a pledge agreement dated July 29, 1996 (the "JRS Pledge"). The Company is obligated to repay the Loan with accrued interest to CIBC on June 29, 2003. In addition, under a separate provision of the JRS Loan Agree-ment, the Company has agreed to make an additional payment to CIBC of $432,132 annually. Under the terms of the JRS Pledge, the Company retains the right to vote the JRS Shares in the absence of an event of default under the JRS Loan Agreement. The Company intends to use the proceeds received under the JRS Loan Agreement to fund requirements for investments in its core businesses.

     On July 29, 1996, the Company gave the Chairman of the Board and the Chief Financial Officer of Micron an irrevocable proxy to vote 5,000,000 shares of Common Stock (other than the JRS Shares) held by the Company until the termination of the JRS Dividend Swap.

     The JRS Forward and the JRS Dividend Swap are described under Items 5(c) and 5(d), respectively, above.

Item 7. Material to be Filed as Exhibits, is hereby amended by adding the following thereto:

     The agreements identified in Item 6 above will be filed as soon as practicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 1996              Dated:  July 30, 1996

J.R. Simplot Company               Simplot Canada Limited

By:     /s/ RONALD N. GRAVES       By:    /s/ RONALD N. GRAVES
Title:  Secretary                  Title: Secretary




Dated:  July 30, 1996              Dated:  July 30, 1996

JRS Properties L.P.                John R. Simplot

By:  /s/ JOHN R. SIMPLOT           /s/ JOHN R. SIMPLOT
     John R. Simplot,
     as General Partner




Dated:  July 30, 1996

J.R. Simplot Self-
Declaration of Revocable
Trust dated December 21, 1989

By:  /s/ JOHN R. SIMPLOT
     John R. Simplot, as
     Trustee